SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                          Sirius Satellite Radio Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)



                   Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  82966U 10 3
-------------------------------------------------------------------------------
                                (CUSIP Number)



                                   Chinh Chu
                  Blackstone Management Associates III L.L.C.
-------------------------------------------------------------------------------
                                345 Park Avenue
                           New York, New York 10154
                                (212) 583-5872
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                   Copy to:
-------------------------------------------------------------------------------
                             Wilson S. Neely, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
-------------------------------------------------------------------------------

                                 June 4, 2003
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone CCC Capital Partners L.P.

------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                      (b) /x/

------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO  (see item 3)
------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  / /


--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------- --------------------------------------------------------------------


                            7     SOLE VOTING POWER
                                         82,008,517
      NUMBER OF
        SHARES             ---------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH
      REPORTING            ---------------------------------------------------
        PERSON
         WITH               9     SOLE DISPOSITIVE POWER
                                         82,008,517

                           ---------------------------------------------------

                           10     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   82,008,517

------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 / /


------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9%

------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone CCC Offshore Capital Partners L.P.

------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  / /
                                                                    (b)  /x/

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO  (see item 3)

-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   / /


 ------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Cayman Islands
-------------------------------------------------------------------------------

                           7     SOLE VOTING POWER
                                          14,837,381
      NUMBER OF
        SHARES
BENEFICIALLY OWNED BY     -----------------------------------------------------
         EACH
      REPORTING            8     SHARED VOTING POWER
        PERSON
         WITH             -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER


                                           14,837,381

                          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER



-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,837,381

-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                       / /


-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.6%

-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
-------------------------------------------------------------------------------

<

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Family Investment Partnership III L.P.

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  / /
                                                                     (b)  /x/


-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO  (see item 3)

-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  / /



-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

-------------------------------------------------------------------------------
                           7
                                 SOLE VOTING POWER
                                          6,181,653
      NUMBER OF
        SHARES
BENEFICIALLY OWNED BY     -----------------------------------------------------
         EACH
      REPORTING            8     SHARED VOTING POWER
        PERSON
         WITH             -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                         6,181,653

                          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER



-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   6,181,653

-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                     / /

-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.7%

-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Management Associates III L.L.C.


------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   / /
                                                              (b)   /x/


------------------------------------------------------------------------------
   3      SEC USE ONLY



------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO  (see item 3)

-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                             / /


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

-------------------------------------------------------------------------------
                           7
                                 SOLE VOTING POWER
                                          103,027,551
      NUMBER OF
        SHARES
BENEFICIALLY OWNED BY     -----------------------------------------------------
         EACH
      REPORTING            8     SHARED VOTING POWER
        PERSON
         WITH             -----------------------------------------------------

                           9     SOLE DISPOSITIVE POWER
                                          103,027,551

                          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   103,027,551

-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES

                                                                      / /

-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   11.3%

-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter G. Peterson

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  / /
                                                                   (b)  /x/


-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO  (see item 3)

-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                / /


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

-------------------------------------------------------------------------------

                            7    SOLE VOTING POWER

      NUMBER OF
        SHARES             ----------------------------------------------------
BENEFICIALLY OWNED BY
         EACH               8     SHARED VOTING POWER
      REPORTING
        PERSON                           103,027,551
         WITH              ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                         103,027,551
-------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0

-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                /x/


-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
-----------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen A. Schwarzman


-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  / /
                                                                    (b)  /x/


-------------------------------------------------------------------------------
   3      SEC USE ONLY



-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO  (see item 3)

-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  / /


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

-------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------------------------------------------------------
BENEFICIALLY OWNED BY
         EACH              8     SHARED VOTING POWER
      REPORTING
        PERSON                           103,027,551
         WITH           -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER


                        -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          103,027,551

-------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  /x/



-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%

-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
-------------------------------------------------------------------------------

PREAMBLE

     This Amendment No. 3 further amends and supplements the Statement on
Schedule 13D, filed on January 31, 2000, and amended by Amendment No. 1 thereto, filed on June 15, 2001, and Amendment No. 2 thereto, filed on March 11, 2003 (as amended, the "Statement"), with respect to the common stock, par value $0.001 per share, of Sirius Satellite Radio Inc., a Delaware corporation. Unless otherwise defined herein, terms defined in the Statement and used herein shall have the meanings given to them in the Statement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended and supplemented by the following text:

     The representatives of Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III L.P. and Blackstone Management Associates III L.L.C. (the "Prospective Transferors") have informed the Issuer that currently they are considering transferring to their partners approximately 57 million shares of Common Stock covered by this Statement. If such a transfer occurs, it would be through a distribution in kind to such partners pursuant to the terms of the organization documents governing such Prospective Transferors. If such distribution is made, the Prospective Transferors will not beneficially own the shares of Common Stock so transferred. Upon any distribution, such distributees would make their own investment decisions with respect to such Common Stock. The Issuer has indicated that the shares of Common Stock so transferred to such partners would be freely transferable and would represent approximately 6.3% of the Issuer's currently outstanding Common Stock.

     In the event that the Prospective Transferors choose to make the distribution discussed above or there is another material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such a change. The Reporting Persons reserve the right to at any time change their intentions with respect to any or all of the matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Section (a) and (b) of Item 5 are hereby amended and supplemented by inserting the following text:

     The Statement previously reported that LJH Partners, LP, Lamont Partners, LLC, Douglas S. Luke, Robert C. Fanch Revocable Trust, Robert C. Fanch, BCI Investments II, LLC and William J. Bresnan (the "Former Reporting Entities") could have been considered to have acted in concert with the other Reporting Persons with respect to the shares of Common Stock and Warrants beneficially owned by them as described in Amendment No. 2 to this Statement, although the Former Reporting Entities and the other Reporting Persons disclaimed membership in any such group.

     The Former Reporting Entities are not the member of any group, are no longer required to report their holdings on this Statement and will no longer report with the Reporting Persons on this Statement. As disclosed in Amendment No. 2 to this Statement, the Former Reporting Entities are independent of the other Reporting Persons and have not entered into any arrangements or understandings with the other Reporting Persons regarding their shares of Common Stock and Warrants.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2003

                  BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.


                  By: /s/Chinh E. Chu
                      -----------------------------------
                      Name:   Chinh E. Chu
                      Title:  Senior Managing Director



                  BLACKSTONE CCC CAPITAL PARTNERS L.P.

                  By: Blackstone Management Associates III L.L.C., its general partner


                       By: /s/Chinh E. Chu
                           -----------------------------
                           Name:  Chinh E. Chu
                           Title: Senior Managing Director



                  BLACKSTONE CCC OFFSHORE CAPITAL PARTNERS L.P.

                  By:  Blackstone Management Associates III L.L.C., its
                      general partner


                      By:  /s/Chinh E. Chu
                          -------------------------------
                          Name:  Chinh E. Chu
                          Title: Senior Managing Director



                 BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.

                 By: Blackstone Management Associates III L.L.C., its general partner


                      By: /s/Chinh E. Chu
                          -------------------------------
                          Name:  Chinh E. Chu
                          Title: Senior Managing Director




                      /s/ Peter G. Peterson
                      -----------------------------------
                      PETER G. PETERSON




                      /s/ Stephen A. Schwarzman
                      -----------------------------------
                      STEPHEN A SCHWARZMAN